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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

           (Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                        [ ] Form 10-Q [ ] Form N-SAR

            For Period Ended: December 31, 2001
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:____________________________________


________________________________________________________________________________
     Read attached instruction before preparing form. Please print or type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART 1 - REGISTRANT INFORMATION


OZ COMMUNICATIONS, INC.
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Full Name of Registrant

OZ.COM
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Former Name if Applicable

Snorrabraut 54
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Address of Principal Executive Office (Street and Number)

Reykjavik, Iceland IS-105
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City, State and Zip Code


PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X | (a)  The Reason described in reasonable detail in Part III of this form
   |      could not be eliminated without unreasonable effort or expense;
   |
 X | (b)  The subject annual report, semi-annual report, transition report on
   |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
   |      filed on or before the fifteenth calendar day following the prescribed
   |      due date; or the subject quarterly report of transition report on Form
   |      10-Q, or portion thereof will be filed on or before the fifth calendar
   |      day following the prescribed due date; and
   |
   | (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
   |      has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


OZ.COM could not file its Form 10-KSB by the prescribed due date because of delays resulting from the recent changes in its contractual relationships with two affiliates and logistical difficulties as a result of the various international locations of the personnel involved in the Company's filing.


(Attach Extra Sheets if Needed)



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Robert Quinn                                    (949)        725-0110
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             (Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company expects to report that, as a result of changes in its contractual relationships with Ericsson, Inc. and Microcell Labs, Inc., and certain of their respective affiliates, the Company will recognize a non-cash impairment loss of approximately $9 million on the intangible assets associated with those relationships. In addition, the Company will recognize general and administrative expenses of nearly $12 million for the year ended December 31, 2001 as compared to approximately $8 million for the year ended December 31, 2000, the difference being primarily attributable to amortization of the same intangible assets that are subject to the impairment charge. As a result of these non-cash charges, the Company will report a net loss of approximately $24 million for the year ended December 31, 2001 as compared to a net loss of approximately $14 million for the year ended December 31, 2000.


                             OZ COMMUNICATIONS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date  March 28, 2001           By  /s/ Jon L. Arnason
                                   ---------------------------------------
                                   Jon L. Arnason, Chief Financial Officer


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

________________________________________________________________________________
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                         VIOLATIONS (SEE 18 U.S.C. 1001)
________________________________________________________________________________


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (Section 232.13(b) of this chapter).


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